EXHIBIT 19

FINANCIAL STATEMENTS - UNAUDITED

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(in thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008

Net sales	$866,379	$979,959	$1,709,772	$1,927,241

Costs and expenses:
Cost of products sold	688,000	807,422	1,367,361	1,591,735
Selling, general and administrative expenses	88,718	88,235	177,473	176,979
Research and development	6,533	6,937	12,575	12,765
Interest expense	5,861	11,105	11,884	20,134
Other costs (income), net	(1,230)	(9,141)	3,334	(18,246)

Income before income taxes	78,497	75,401	137,145	143,874

Provision for income taxes	28,800	27,500	50,100	52,300

Net income	49,697	47,901	87,045	91,574

Less: net income attributable to noncontrolling interests	1,176	1,488	1,814	2,828

Net income attributable to Bemis Company, Inc.	$48,521	$46,413	$85,231	$88,746

Basic earnings per share	$0.47	$0.45	$0.83	$0.86

Diluted earnings per share	$0.47	$0.45	$0.82	$0.86

Cash dividends paid per share	$0.225	$0.220	$0.450	$0.440

See accompanying notes to consolidated financial statements.

FINANCIAL STATEMENTS — UNAUDITED

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(dollars in thousands)

	June 30,	December 31,
	2009	2008
ASSETS

Cash and cash equivalents	$80,062	$43,454
Accounts receivable, net	453,918	426,888
Inventories, net	413,535	435,667
Prepaid expenses	70,026	76,649
Total current assets	1,017,541	982,658

Property and equipment, net	1,174,724	1,135,482

Goodwill	625,863	595,466
Other intangible assets, net	84,097	80,773
Deferred charges and other assets	29,243	27,935
Total other long-term assets	739,203	704,174

TOTAL ASSETS	$2,931,468	$2,822,314

LIABILITIES

Current portion of long-term debt	$31,293	$18,651
Short-term borrowings	1,632	7,954
Accounts payable	348,629	323,142
Accrued salaries and wages	80,561	63,227
Accrued income and other taxes	25,805	8,807
Total current liabilities	487,920	421,781

Long-term debt, less current portion	559,166	659,984
Deferred taxes	122,899	111,832
Other liabilities and deferred credits	228,141	246,174
TOTAL LIABILITIES	$1,398,126	$1,439,771

EQUITY

Bemis Company, Inc. stockholders’ equity:
Common stock issued (117,356,131 and 117,130,962 shares)	$11,736	$11,713
Capital in excess of par value	354,645	345,982
Retained earnings	1,637,947	1,599,178
Accumulated other comprehensive loss	(15,895)	(112,001)
Common stock held in treasury, 17,422,771 and 17,422,771 shares at cost	(498,341)	(498,341)
Total Bemis Company, Inc. stockholders’ equity	1,490,092	1,346,531
Noncontrolling interests	43,250	36,012
TOTAL EQUITY	1,533,342	1,382,543

TOTAL LIABILITIES AND EQUITY	$2,931,468	$2,822,314

See accompanying notes to consolidated financial statements.

FINANCIAL STATEMENTS - UNAUDITED

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)

	Six Months Ended
	June 30,
	2009	2008
Cash flows from operating activities
Net income	$87,045	$91,574
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	78,140	83,752
Excess tax benefit from share-based payment arrangements	(36)	(52)
Share-based compensation	9,574	8,806
Deferred income taxes	8,095	1,362
Income of unconsolidated affiliated company	(641)	(885)
Loss (gain) on sales of property and equipment	273	905
Changes in working capital, net of effects of acquisitions	97,108	(73,094)
Net change in deferred charges and credits	(12,305)	15,575

Net cash provided by operating activities	267,253	127,943

Cash flows from investing activities
Additions to property and equipment	(45,320)	(58,615)
Business acquisitions and adjustments, net of cash acquired	(30,694)
Proceeds from sales of property and equipment	421	1,222

Net cash used in investing activities	(75,593)	(57,393)

Cash flows from financing activities
Proceeds from issuance of long-term debt	1,393	15,773
Repayment of long-term debt	(3,170)	(17,726)
Net borrowing (repayment) of commercial paper	(83,295)	43,750
Net repayment of short-term debt	(26,493)	(26,633)
Cash dividends paid to stockholders	(46,462)	(45,369)
Common stock purchased for the treasury		(26,771)
Excess tax benefit from share-based payment arrangements	36	52
Stock incentive programs and related withholdings	(2,609)	(1,364)

Net cash used in financing activities	(160,600)	(58,288)

Effect of exchange rates on cash and cash equivalents	5,548	11,342

Net increase in cash and cash equivalents	36,608	23,604

Cash and cash equivalents balance at beginning of year	43,454	147,409

Cash and cash equivalents balance at end of period	$80,062	$171,013

Supplemental information of noncash investing and financing activities

The Company acquired the South American rigid packaging operations of Huhtamaki Oyi for $43 million.  In conjunction with the acquisition, cash paid and Notes payable issued to finance the acquisition were $32.3 million and $8.8 million respectively.  The fair value of assets and liabilities acquired was $51.8 and $10.7 respectively.

See accompanying notes to consolidated financial statements.

FINANCIAL STATEMENTS — UNAUDITED

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF EQUITY

(dollars in thousands, except per share amounts)

	Bemis Company, Inc. Stockholders
				Accumulated
		Capital In		Other	Common
	Common	Excess of	Retained	Comprehensive	Stock Held	Noncontrolling
	Stock	Par Value	Earnings	Income (Loss)	In Treasury	Interests	Total

Balance at December 31, 2007	$11,694	$327,387	$1,523,659	$171,162	$(471,570)	$38,926	$1,601,258

Net income			88,746			2,828	91,574
Unrecognized gain reclassified to earnings, net of tax $(165)				(263)			(263)
Translation adjustment				85,256		3,701	88,957
Pension liability adjustment, net of tax effect ($1,265)				2,010			2,010
Total comprehensive income							182,278
Cash dividends paid on common stock $0.44 per share			(45,369)				(45,369)
Stock incentive programs and related tax effects (132,134 shares)	13	(1,364)					(1,351)
Excess tax benefit from share-based compensation arrangements		52					52
Share-based compensation		10,025					10,025
Purchase of 1,000,000 shares of common stock					(26,771)		(26,771)
Balance at June 30, 2008	$11,707	$336,100	$1,567,036	$258,165	$(498,341)	$45,455	$1,720,122

Balance at December 31, 2008	$11,713	$345,982	$1,599,178	$(112,001)	$(498,341)	$36,012	$1,382,543

Net income			85,231			1,814	87,045
Unrecognized gain reclassified to earnings, net of tax $(167)				(263)			(263)
Translation adjustment				92,499		5,424	97,923
Pension liability adjustment, net of tax effect ($2,242)				3,870			3,870
Total comprehensive income *							188,575
Cash dividends paid on common stock $0.45 per share			(46,462)				(46,462)
Stock incentive programs and related tax effects (225,169 shares)	23	(2,609)					(2,586)
Excess tax benefit from share-based compensation arrangements		454					454
Share-based compensation		10,818					10,818

Balance at June 30, 2009	$11,736	$354,645	$1,637,947	$(15,895)	$(498,341)	$43,250	$1,533,342

* Total comprehensive income for the second quarter of 2009 and 2008 was $161,097 and $109,558, respectively.

See accompanying notes to consolidated financial statements.

FINANCIAL STATEMENTS - UNAUDITED

BEMIS COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared by Bemis Company, Inc. (the Company) in accordance with accounting principles for interim financial information generally accepted in the United States and with the instructions to Form 10-Q and Article 10 of Regulation S-X.  Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position and results of operations.  It is management’s opinion, however, that all material adjustments (consisting of normal recurring accruals) have been made which are necessary for a fair financial statement presentation.  Certain prior year amounts have been restated to conform to current year presentation.  The results for the interim period are not necessarily indicative of the results to be expected for the year.  For further information, refer to the updated consolidated financial statements and footnotes included in the Company’s current report on Form 8-K for the year ended December 31, 2008, filed with the Securities and Exchange Commission on July 20, 2009.

Note 2 — New Accounting Pronouncements

In June, 2009, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (FAS) No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (FAS 168), which defines the new hierarchy for U.S. GAAP and explains how the FASB will use its Accounting Standards Codification (ASC) as the sole source for all authoritative guidance.  The ASC will be effective for the Company’s interim quarterly period beginning July 1, 2009.  The Company does not expect the adoption of FAS 168 to have any impact on our consolidated financial position or results of operations.

In May 2009, the FASB issued FAS No. 165, Subsequent Events (FAS 165), which establishes general standards of accounting and disclosure for events that occur after the balance sheet date but before the financial statements are issued.  This new standard was effective for interim or annual financial periods ending after June 15, 2009 and did not have a material impact on our consolidated financial position or results of operations.

In April 2009, the FASB issued Staff Position (FSP) No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, (FSP No. 157-4), which provides additional guidance to assist both issuers and users of financial statements in determining whether a market is active or inactive, and whether a transaction is distressed.  The FSP was effective for the Company for the quarter ended June 30, 2009 and did not have a material impact on our consolidated financial position or results of operations.

In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, (FSP No. FAS-107-1 and APB-28-1), which amends FAS 107, Disclosures about Fair Value of Financial Instruments and Accounting Principles Board (APB) Opinion No. 28, Interim Financial Reporting, to require disclosures about fair value of financial instruments for interim periods. This FSP was effective for the Company for the quarter ended June 30, 2009, and expanded the Company’s disclosures regarding the use of fair value in interim periods.

In December 2008, the FASB issued FSP No. FAS 132(R)-1, Employers’ Disclosures about Postretirement Benefit Plan Assets (FSP No. FAS 132(R)), which provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan.  This FSP is effective for fiscal years ending after December 15, 2009.  We are currently evaluating the impact of adopting FSP No. FAS 132(R) on our defined benefit pension and other postretirement plan note disclosures.

In June 2008, the FASB issued FSP No. EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities (FSP No. EITF 03-6-1), which clarified that unvested share-based payment awards that contain nonforfeitable rights to receive dividends or dividend equivalents (whether paid or unpaid) are participating securities, and thus, should be included in the two-class method of computing earnings per share.  As discussed in Note 13, “Earnings Per Share Computations,” we adopted the provisions of this FSP on January 1, 2009.  The calculation of basic and diluted earnings per share for both of the years presented has been recast to reflect FSP No. EITF 03-6-1, effective January 1, 2009.  The impact of this modification was a $0.01 per share decrease in diluted earnings per share for the second quarter of 2008 and a $0.02 per share decrease in diluted earnings per share for the six month period ended June 30, 2008.

In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets (FSP FAS 142-3), which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement of Financial Accounting Standards (FAS) No. 142, Goodwill and Other Intangible Assets. This FSP was effective for the Company on January 1, 2009.  As this guidance applies only to assets we may acquire in the future, we are not able to predict the impact, if any, on our consolidated financial statements.

In March 2008, the FASB issued FAS No. 161, The Disclosures about Derivative Instruments and Hedging Activities (FAS 161), which requires enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FAS 133, Accounting for Derivative Instruments and Hedging Activities, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  As discussed in Note 5, “Derivative Instruments,” we adopted the provisions of FAS 161 on January 1, 2009.

In December 2007, the FASB issued FAS No. 160, Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51 (FAS 160), which amends Accounting Research Bulletin (ARB) 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary.  The standard was adopted by the Company on January 1, 2009.  As required, the presentation of minority interest is now referred to as noncontrolling interest and repositioned in the consolidated financial statements.  In the consolidated statement of income, noncontrolling interest is now presented following a subtotal entitled “Net income”.  In the consolidated balance sheet, noncontrolling interest is now presented as a component of total  equity with a corresponding presentation in the consolidated statement of  equity.  Prior periods have been recast to conform to the current year presentation in conformity with FAS 160 requirements.

In December 2007, the FASB issued FAS No. 141 (Revised 2007), Business Combinations (FAS 141(R)).  FAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements, the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of business combinations. FAS 141(R) is effective on a prospective basis for financial statements issued for fiscal years beginning after December 15, 2008.  During the second half of 2008, we incurred accounting, legal, and other professional fees associated with the Company’s due diligence effort on a potential business acquisition.  These costs were deferred in 2008 under the then existing accounting standards.  Upon the adoption of FAS 141(R) on January 1, 2009, these costs were expensed.  We incurred additional costs during the six month period ended June 30, 2009 which were expensed.  The total impact to our second quarter 2009 earnings as a result of this due diligence effort was a pretax charge of $4.7 million, or a reduction in earnings per share of $0.029.  The total impact to our earnings for the six month period ended June 30, 2009, as a result of this due diligence effort was a pretax charge of $13.7 million, or a reduction in earnings per share of $0.084.

In April 2009, the FASB issued FSP No. FAS 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies.  FSP No. FAS 141(R)-1 amends and clarifies FAS 141(R) to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination.  This FSP was effective for the Company on January 1, 2009, and applies to business combinations with an acquisition date on or after the guidance became effective.

In September 2006, the FASB issued FAS No. 157, Fair Value Measurements (FAS 157), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements.  FAS 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value.  The standard does not expand the use of fair value to any new circumstances.  In early 2008, the FASB issued FSP No. FAS 157-2, which delays by one year the effective date of FAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on at least an annual basis.  The Company adopted FAS 157 on January 1, 2008, and FSP No. FAS 157-2 on January 1, 2009, as required, each with no effect on the measurement of the Company’s assets and liabilities or on its consolidated financial position and results of operations.

Note 3 - Subsequent Events

The Company has evaluated subsequent events through August 10, 2009, which is the date the financial statements were issued.

Pending Acquisition of Alcan Packaging Food Americas

On July 5, 2009, we signed a definitive agreement to acquire the Food Americas operations of Alcan Packaging, a business unit of international mining group Rio Tinto plc (LON: RIO; ASX: RIO), for $1.2 billion.  Pursuant to the agreement, we will acquire 23 Food Americas flexible packaging facilities in the U.S., Canada, Mexico, Brazil, Argentina, and New Zealand.  These facilities produce flexible packaging for the food and beverage industries.  As a condition of signing, we secured bridge financing for $800 million of the total purchase price and had the option to pay to the seller up to $200 million of the purchase price in common stock of the Company.  The transaction is expected to be accretive to diluted GAAP earnings per share beginning in 2010.  The transaction is expected to close by the end of 2009, subject to customary closing conditions and regulatory review.

On July 29, 2009, the Company amended our July 5, 2009, agreement above to reflect the receipt of $800 million bond and $200 million equity offerings (see Acquisition Financing below).  Accordingly, we no longer require bridge financing nor will we pay to the seller any common stock of the Company in connection with the acquisition.  The amendment therefore, terminated our bridge financing and our option to fund a portion of the purchase price by issuing Company common stock to the seller.

Acquisition Financing

On July 27, 2009, we issued $800 million of senior notes, consisting of $400 million aggregate principal amount of 5.65% senior notes due 2014 and $400 million aggregate principal amount of 6.80% senior notes due 2019.  We will pay interest on the notes semi-annually on February 1st and August 1st of each year, beginning on February 1, 2010.  We will be required to redeem the notes in the event the acquisition is not completed.  As a result of the bond issuance, our bridge financing was no longer considered necessary and the related bridge financing agreement was terminated.

On July 28, 2009, we sold 8,055,000 shares of Bemis Common Stock, including 355,000 shares sold pursuant to the partial exercise of the Underwriters’ overallotment option.  We received proceeds from the offering of approximately $200 million.  The Underwriters have a remaining overallotment option for 800,000 shares until August 21, 2009.

The net proceeds from the bond and equity offerings will be used to finance a portion of the $1.2 billion purchase price of the pending acquisition of Alcan Packaging Food Americas described above.  The remainder of the purchase price is expected to be financed with commercial paper near the time of the transaction closing.  In connection with the pending Alcan Packaging Food Americas acquisition, management expects to incur ongoing financing costs and professional fees, which will negatively impact earnings per share until the transaction closing.

Rights Agreement

On July 8, 2009, the Company entered into an Amendment (Rights Agreement Amendment) to the Rights Agreement (Rights Agreement) dated as of July 29, 1999, between the Company and Wells Fargo Bank, National Association (formerly known as Norwest Bank Minnesota, National Association) as rights agent.  The Rights Agreement Amendment changes the final expiration date of the Rights Agreement from August 23, 2009 to July 8, 2009.  Accordingly, the preferred share purchase rights (Rights) granted under the Rights Agreement expired at the close of business on July 8, 2009, and the Rights Agreement has been terminated and is of no further force and effect.

Note 4 – Acquisition

On June 3, 2009, the Company announced that it acquired the South American rigid packaging operations of Huhtamaki Oyj, a global manufacturer of consumer and specialty packaging.  This rigid packaging business, which includes three facilities in Brazil and one facility in Argentina, recorded annual net sales of approximately $86 million in 2008, primarily to dairy and food service markets.  The purchase price of $43.0 million was paid with a combination of $32.3 million cash on hand, $1.9 million of debt assumed, and a $8.8 million note payable to the seller.  As of June 30, 2009, $1.5 million remained outstanding on the note payable to seller which is due May 31, 2010.  The fair value of assets and liabilities acquired was $51.8 and $10.7 respectively.

Note 5 – Derivative Instruments

On January 1, 2009, we adopted Statement of Financial Accounting Standards (FAS) No. 161, The Disclosures about Derivative Instruments and Hedging Activities (FAS 161), which requires enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FAS No. 133, Accounting for Derivatives and Hedging Activities, (FAS 133), and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.

The Company enters into derivative transactions to manage exposures arising in the normal course of business.  The Company recognizes all derivative instruments on the balance sheet at fair value.  Derivatives that are not hedges are adjusted to fair value through income.  If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in stockholders’ equity through other comprehensive income until the hedged item is recognized.  Gains or losses, if any, related to the ineffective portion of any hedge are recognized through earnings in the current period.

The Company enters into currency swap contracts to manage changes in the fair value of U.S. dollar denominated debt held in Brazil, effectively converting a portion of that debt to the functional currency of its Brazilian operation.  Currency swap contracts generally have maturities that match the maturities of the underlying debt.  The Company has not designated these derivative instruments as hedging instruments.  At June 30, 2009, and December 31, 2008, the Company had outstanding currency swap contracts with notional amounts aggregating $21,087,000 and $24,587,000, respectively.  The fair value related to active swap contracts is recorded on the balance sheet as either a current or long-term asset or liability and as an element of other costs (income), net, which offsets the related transaction gains or losses.

The Company enters into forward exchange contracts to manage foreign currency exchange rate exposures associated with certain foreign currency denominated receivables and payables.  Forward exchange contracts generally have maturities of less than six months and relate primarily to major Western European currencies for our European operations, and the U.S. dollar for our Brazilian operations.  The Company has not designated these derivative instruments as hedging instruments.  At June 30, 2009, and December 31, 2008, the Company had outstanding forward exchange contracts with notional amounts aggregating $12,626,000 and $5,044,000, respectively.  The net settlement amount (fair value) related to active forward exchange contracts is recorded on the balance sheet as either a current or long-term asset or liability and as an element of other costs (income), net, which offsets the related transaction gains or losses.

The Company is exposed to credit loss in the event of non-performance by counterparties in currency swap and forward exchange contracts.  Collateral is generally not required of the counterparties or of the Company.  In the event a counterparty fails to meet the contractual terms of a currency swap or forward exchange contract, the Company’s risk is limited to the fair value of the instrument.  The Company actively monitors its exposure to credit risk through the use of credit approvals and credit limits, and by selecting major international banks and financial institutions as counterparties.  The Company has not had any historical instances of non-performance by any counterparties, nor does it anticipate any future instances of non-performance.

The fair values and balance sheet presentation of derivative instruments not designated as hedging instruments under FAS 133 at June 30, 2009 and December 31, 2008 are presented in the tables below:

		Fair Value	Fair Value
		As of	As of
(in thousands)	Balance Sheet Location	June 30, 2009	December 31, 2008
Asset Derivatives
Currency swaps	Accounts receivable	$6,287	$1,303
	Deferred charges and other assets		3,706
Forward exchange contracts	Accounts receivable	35	306
Total asset derivatives not designated as hedging instruments		$6,322	$5,315

Liability Derivatives
Currency swaps	Accounts payable	6,073
	Other liabilities and deferred credits		66
Forward exchange contracts	Accounts payable	3	418
Total liability derivatives not designated as hedging instruments		$6,076	$484

The income statement impact of derivatives not designated as hedging instruments under FAS 133 for the three and six months ended June 30, 2009 is presented in the table below:

	Location of Gain (Loss)	Amount of Gain (Loss) Recognized in Income on Derivative
	Recognized in Income	Three Months Ending	Six Months Ending
(in thousands)	on Derivative	June 30, 2009	June 30, 2009
Currency swap contracts	Other costs (income), net	$(4,885)	$(5,126)
Forward exchange contracts	Other costs (income), net	2,096	2,474
Total		$(2,789)	$(2,652)

The Company’s non-derivative financial instruments included cash and cash equivalents, accounts receivable, accounts payable, short-term borrowings, and long-term debt.  At June 30, 2009 and December 31, 2008, the carrying value of these financial instruments, excluding long-term debt, approximates fair value because of the short-term maturities of these instruments.  The fair value of the Company’s long-term debt, including current maturities but excluding capitalized leases, is estimated to be $628,632,000 and $700,945,000 at June 30, 2009 and December 31, 2008, respectively, using discounted cash flow analyses and based on the incremental borrowing rates currently available to the Company for similar debt with similar terms and maturity.

Note 6 – Financial Assets and Financial Liabilities Measured at Fair Value

The fair values of the Company’s financial assets and financial liabilities listed below reflect the amounts that would be received to sell the assets or paid to transfer the liabilities in an orderly transaction between market participants at the measurement date (exit price).  The fair values are based on inputs other than quoted prices that are observable for the asset or liability.  These inputs include foreign currency exchange rates and interest rates.  The financial assets and financial liabilities are primarily valued using standard calculations / models that use as their basis readily observable market parameters.  Industry standard data providers are the primary source for forward and spot rate information for both interest rates and currency rates, with resulting valuations periodically validated through third-party or counterparty quotes.

	Significant Other Observable Inputs (Level 2)
(in thousands)	June 30, 2009	December 31, 2008
Currency swaps – net asset position	$214	$4,944
Forward exchange contracts – net asset (liability) position	$32	$(112)

Note 7– Inventories

The Company’s inventories are valued at the lower of cost, determined by the first-in, first-out (FIFO) method, or market.  Inventories are summarized as follows:

	June 30,	December 31,
(in thousands)	2009	2008
Raw materials and supplies	$149,619	$161,451
Work in process and finished goods	283,688	293,132
Total inventories, gross	433,307	454,583
Less inventory write-downs	(19,772)	(18,916)
Total inventories, net	$413,535	$435,667

Note 8 – Total Comprehensive Income

The components of total other comprehensive income are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2009	2008	2009	2008
Comprehensive income attributable to Bemis Company, Inc.	$154,655	$104,882	$181,337	$175,749
Comprehensive income attributable to Noncontrolling interest	6,442	4,676	7,238	6,529
Total comprehensive income	$161,097	$109,558	$188,575	$182,278

Note 9 – Goodwill and Other Intangible Assets

Changes in the carrying amount of goodwill attributable to each reportable operating segment follow:

	Flexible Packaging	Pressure Sensitive
(in thousands)	Segment	Materials Segment	Total
Reported balance at December 31, 2007	$589,589	$52,918	$642,507

Currency translation and other adjustments	(46,611)	(430)	(47,041)
Reported balance at December 31, 2008	542,978	52,488	595,466

Currency translation and other adjustments	30,351	46	30,397
Reported balance at June 30, 2009	$573,329	$52,534	$625,863

The components of amortized intangible assets follow:

	June 30, 2009		December 31, 2008
	Gross Carrying	Accumulated	Gross Carrying	Accumulated
Intangible Assets (in thousands)	Amount	Amortization	Amount	Amortization
Contract based	$15,447	$(10,818)	$15,447	$(10,268)
Technology based	51,853	(23,124)	51,422	(21,623)
Marketing related	23,699	(9,804)	20,435	(7,768)
Customer based	64,549	(27,705)	54,688	(21,560)
Reported balance	$155,548	$(71,451)	$141,992	$(61,219)

Amortization expense for intangible assets during the first six months of 2009 was $4.4 million.  Estimated amortization expense for the remainder of 2009 is $4.6 million; $9.0 million for 2010; $8.7 million for 2011; $7.8 million for 2012; and $6.4 million each year for 2013 and 2014.

Note 10 – Accounting for Stock-Based Compensation

Options were granted at prices equal to fair market value on the date of the grant and are exercisable, upon vesting, over varying periods up to ten years from the date of grant.  Options for directors vest immediately, while options for Company employees generally vest over three years (one-third per year).  The following table summarizes all stock option plan activity from December 31, 2008, to June 30, 2009:

	Aggregate		Per Share	Weighted-Average
	Intrinsic	Number of	Option Price	Exercise Price
	Value	Shares	Range	Per Share
Outstanding and exercisable at December 31, 2008	$5,467,000	1,389,338	$15.86 - $26.95	$19.75
Exercised		179,306	$17.44	$17.44
Outstanding and exercisable at June 30, 2009	$6,187,000	1,210,032	$15.86 - $26.95	$20.09

The following table summarizes information about outstanding and exercisable stock options at June 30, 2009:

	Options Outstanding and Exercisable
	Number	Weighted-Average
Range of	Outstanding	Remaining	Weighted-Average
Exercise Prices	at 6/30/09	Contractual Life	Exercise Price
$15.86 - $18.81	785,562	0.9 years	$17.59
$22.04 - $26.95	424,470	3.1 years	$24.71
	1,210,032	1.7 years	$20.09

Stock options have not been granted since early 2003.  The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:  dividend yield 2.3%, expected volatility 29.2%, risk-free interest rate 6.75%, and expected life 10.0 years.

In 1994, 2001, and in 2006, the Company adopted Stock Incentive Plans for certain key employees and directors.  The 1994, 2001, and 2007 (adopted in 2006) Plans provide for the issuance of up to 4,000,000, 5,000,000, and 6,000,000 shares, respectively.  Each Plan expires 10 years after its inception, at which point no further stock options or restricted stock units may be granted.  Since 1994, 3,932,910, 3,677,162, and 1,743,313 grants of either stock options or restricted stock units have been made under the 1994, 2001, and 2007 Plans, respectively.  Distribution of the restricted stock units is made in the form of shares of the Company’s common stock on a one for one basis.  Distribution of the shares will normally be made not less than three years, nor more than six years, from the date of the restricted stock unit grant.  All restricted stock units granted under the plan are subject to restrictions such as continuous employment and performance metrics.  In addition, cash payments are made during the grant period on outstanding restricted stock units equal to the dividend on Bemis common stock.  The cost of the award is based on the fair market value of the stock on the date of grant.  The cost of the awards is charged to income over the requisite service period.

As of June 30, 2009, the unrecorded compensation cost for restricted stock units is $36,747,000 and will be recognized over the remaining vesting period for each grant which ranges between December 31, 2009 and December 31, 2013.  The remaining weighted-average life of all restricted stock units outstanding is 2.1 years.

The following table summarizes all restricted stock unit activity from December 31, 2008 to June 30, 2009:

		Number of
	Aggregate	Restricted
	Intrinsic Value	Stock Units

Outstanding units at December 31, 2008		3,342,414
Restricted stock units granted		285,470
Restricted stock units paid		(280,858)
Restricted stock units canceled		(16,500)
Outstanding units at June 30, 2009	$83,929,000	3,330,526

Note 11 – Components of Net Periodic Benefit Cost

Benefit costs for defined pension benefit plans are shown below.  Costs for other benefits include defined contribution pension plans and postretirement benefits other than pensions.  The funding policy and assumptions disclosed in the Company’s 2008 Annual Report on Form 10-K are expected to continue unchanged throughout 2009.

	Three Months Ended June 30,				Six Months Ended June 30,
	Pension Benefits		Other Benefits		Pension Benefits		Other Benefits
(in thousands)	2009	2008	2009	2008	2009	2008	2009	2008
Service cost – benefits earned during the period	$3,236	$3,280	$1,603	$2,926	$6,339	$6,574	$3,485	$6,164
Interest cost on projected benefit obligation	8,559	8,562	153	172	16,939	17,141	305	344
Expected return on plan assets	(10,299)	(11,100)			(20,443)	(22,222)
Amortization of unrecognized transition obligation	67	69			125	138
Amortization of prior service cost	593	590	(114)	(114)	1,184	1,180	(228)	(227)
Recognized actuarial net (gain) or loss	2,649	1,183	(131)	(125)	5,297	2,366	(262)	(251)
Net periodic benefit (income) cost	$4,805	$2,584	$1,511	$2,859	$9,441	$5,177	$3,300	$6,030

Note 12 – Segments of Business

The Company’s business activities are organized around and aggregated into its two principal business segments, Flexible Packaging and Pressure Sensitive Materials.  Both internal and external reporting conforms to this organizational structure, with no significant differences in accounting policies applied.  The Company evaluates the performance of its segments and allocates resources to them based primarily on operating profit, which is defined as profit before general corporate expense, interest expense, income taxes, and noncontrolling interest.  A summary of the Company’s business activities reported by its two business segments follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
Business Segments (in millions)	2009	2008	2009	2008
Net Sales to Unaffiliated Customers:
Flexible Packaging	$734.1	$814.2	$1,449.9	$1,596.0
Pressure Sensitive Materials	134.4	167.7	263.4	334.8

Intersegment Sales:
Flexible Packaging	(0.6)	(0.3)	(1.2)	(0.5)
Pressure Sensitive Materials	(1.5)	(1.6)	(2.3)	(3.1)
Total Net Sales	$866.4	$980.0	$1,709.8	$1,927.2

Operating Profit (Loss) and Pretax Profit:
Flexible Packaging	$102.3	$88.9	$193.7	$167.5
Pressure Sensitive Materials	2.9	9.1	1.0	20.9
Total operating profit (1)	105.2	98.0	194.7	188.4

General corporate expenses	(20.8)	(11.5)	(45.7)	(24.4)
Interest expense	(5.9)	(11.1)	(11.9)	(20.1)
Income before income taxes	$78.5	$75.4	$137.1	$143.9

	June 30,	December 31,
Business Segments (in millions)	2009	2008
Identifiable Assets:
Flexible Packaging	$2,449.2	$2,343.8
Pressure Sensitive Materials	335.8	339.0
Total identifiable assets (2)	2,785.0	2,682.8
Corporate assets (3)	146.5	139.5
Total	$2,931.5	$2,822.3

(1)       Operating profit (loss) is defined as profit (loss) before general corporate expense, interest expense, income taxes, and noncontrolling interest.

(2)       Identifiable assets by business segment include only those assets that are specifically identified with each segment’s operations.

(3)                      Corporate assets are principally prepaid expenses, prepaid income taxes, prepaid pension benefit costs, and corporate tangible and intangible property.

Note 13 – Earnings Per Share Computations

On January 1, 2009, the Company adopted FSP No. EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities (FSP No. EITF 03-6-1), which clarified that unvested share-based payment awards that contain nonforfeitable rights to receive dividends or divided equivalents (whether paid or unpaid) are participating securities, and thus, should be included in the two-class method of computing earnings per share (EPS).  Participating securities under this statement include our unvested employee stock awards, which receive nonforfeitable cash payments equal to the dividend on Bemis common stock.  The calculation of earnings per share for common stock shown below excludes the income attributable to the unvested employee stock awards from the numerator and excludes the dilutive impact of those awards from the denominator.  All prior period EPS data presented have been adjusted retrospectively (including summaries of earnings and selected financial data) to conform with the provisions of this FSP.

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands, except per share amounts)	2009	2008	2009	2008
Numerator
Net income attributable to Bemis Company, Inc.	$48,521	$46,413	$85,231	$88,746
Income allocated to participating securities	(1,568)	(1,506)	(2,750)	(2,893)
Net income available to common shareholders (1)	$46,953	$44,907	$82,481	$85,853

Denominator
Weighted average common shares outstanding – basic	99,909	99,643	99,888	99,880
Dilutive shares	147	337	128	292
Weighted average common and common equivalent shares outstanding – diluted	100,056	99,980	100,016	100,172

Per common share income
Basic	$0.47	$0.45	$0.83	$0.86
Diluted	$0.47	$0.45	$0.82	$0.86

(1) Basic weighted average common shares outstanding	99,909	99,643	99,888	99,880
Basic weighted average common shares outstanding and participating securities	103,246	102,984	103,218	103,246
Percentage allocated to common shareholders	96.8%	96.8%	96.8%	96.7%

Certain options outstanding at June 30, 2009 and 2008 (410,720 and 2,494 shares, respectively) were not included in the computation of diluted earnings per share above because they would not have had a dilutive effect.

The impact of adopting FSP No. EITF 03-6-1 on our previously reported second quarter 2008 earnings per share is presented below.

	Three Months Ended June 30, 2008		Six Months Ended June 30, 2008
	As Reported	As Adjusted	As Reported	As Adjusted
Earnings per share:
Basic	$0.47	$0.45	$0.89	$0.86
Diluted	$0.46	$0.45	$0.88	$0.86

Note 14 – Legal Proceedings

The Company is involved in a number of lawsuits incidental to its business, including environmental related litigation.  Although it is difficult to predict the ultimate outcome of these cases, management believes, except as discussed below, that any ultimate liability would not have a material adverse effect upon the Company’s consolidated financial condition or results of operations.

The Company is a potentially responsible party (PRP) pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (commonly known as “Superfund”) and similar state laws in proceedings associated with sixteen sites around the United

States.  These proceedings were instituted by the United States Environmental Protection Agency and certain state environmental agencies at various times beginning in 1983.  Superfund and similar state laws create liability for investigation and remediation in response to releases of hazardous substances in the environment. Under these statutes, joint and several liability may be imposed on waste generators, site owners and operators, and others regardless of fault.  Although these regulations could require the Company to remove or mitigate the effects on the environment at various sites, perform remediation work at such sites, or pay damages for loss of use and non-use values, we expect the Company’s liability in these proceedings to be limited to monetary damages. The Company expects its future liability relative to these sites to be insignificant, individually and in the aggregate.  The Company has reserved an amount that it believes to be adequate to cover its exposure.

Dixie Toga S.A., acquired by the Company on January 5, 2005, is involved in a tax dispute with the City of São Paulo, Brazil.  The City imposes a tax on the rendering of printing services.  The City has assessed this city services tax on the production and sale of printed labels and packaging products.  Dixie Toga, along with a number of other packaging companies, disagrees and contends that the city services tax is not applicable to its products and that the products are subject only to the state value added tax (VAT).  Under Brazilian law, state VAT and city services tax are mutually exclusive and the same transaction can be subject to only one of those taxes.  Based on a ruling from the State of São Paulo, advice from legal counsel, and long standing business practice, Dixie Toga appealed the city services tax and instead continued to collect and pay only the state VAT.

The City of São Paulo disagreed and assessed Dixie Toga the city services tax for the years 1991-1995.  The assessments for those years are estimated to be approximately $56.4 million at the date the Company acquired Dixie Toga, translated to U.S. dollars at the June 30, 2009 exchange rate.  Dixie Toga challenged the assessments and ultimately litigated the issue in two annulment actions filed on November 24, 1998 and August 16, 1999 in the Lower Tax Court in the city of São Paulo.  A decision by the Lower Tax Court in the city of São Paulo in 2002 cancelled all of the assessments for the years 1991-1995.  The City of São Paulo, the State of São Paulo, and Dixie Toga have each appealed parts of the lower court decision.  In the event of an adverse resolution, the estimated amount for these years could be substantially increased for additional interest, monetary adjustments and costs from the date of acquisition.

The City has also asserted the applicability of the city services tax for the subsequent years 1996-2001 and has issued assessments for those years for Dixie Toga and for Itap Bemis Ltda., a Dixie Toga subsidiary.  The assessments for those years were upheld at the administrative level and are being challenged by the companies.  The assessments at the date of acquisition for these years for tax and penalties (exclusive of interest and monetary adjustments) are estimated to be approximately $8.5 million for Itap Bemis and $27.4 million for Dixie Toga, translated to U.S. dollars at the June 30, 2009 exchange rate.  In the event of an adverse resolution, the estimated amounts for these years could be increased by $33.8 million for Itap Bemis and $99.0 million for Dixie Toga for interest, monetary adjustments and costs.

The 1996-2001 assessments for Dixie Toga are currently being challenged in the courts.  In pursuing its challenge through the courts, taxpayers are generally required, in accordance with court procedures, to pledge assets as security for its lawsuits.  Under certain circumstances, taxpayers may avoid the requirement to pledge assets.  Dixie Toga has secured a court injunction that avoids the current requirement to pledge assets as security for its lawsuit related to the 1996-2001 assessments.

The Company strongly disagrees with the City’s position and intends to vigorously challenge any assessments by the City of São Paulo.  The Company is unable at this time to predict the ultimate outcome of the controversy and as such has not recorded any liability related to this matter.  An adverse resolution could be material to the consolidated results of operations and/or cash flows of the period in which the matter is resolved.

On September 18, 2007, the Secretariat of Economic Law (SDE), a governmental agency in Brazil, initiated an investigation into possible anti-competitive practices in the Brazilian flexible packaging industry against a number of Brazilian companies including a Dixie Toga subsidiary.  The investigation relates to periods prior to the Company’s acquisition of control of Dixie Toga and its subsidiaries.  Given the preliminary nature of the proceedings the Company is unable at the present time to predict the outcome of this matter.

The Company and its subsidiary, Morgan Adhesives Company, have been named as defendants in thirteen civil lawsuits related to an investigation that was initiated and subsequently closed by the U.S. Department of Justice without any further action.  Six of these lawsuits purport to represent a nationwide class of labelstock purchasers, and each alleges a conspiracy to fix prices within the self-adhesive labelstock industry.  The first of these lawsuits was filed on May 27, 2003.  In these lawsuits, the plaintiffs seek actual damages for the period of the alleged conspiracy (January 1, 1996 through July 25, 2003) trebled, plus an award of attorneys’ fees and costs.  On November 5, 2003, the Judicial Panel on MultiDistrict Litigation issued a decision consolidating all of the federal class actions for pretrial purposes in the United States District Court for the Middle District of Pennsylvania, before the Honorable Chief Judge Vanaskie.  On November 20, 2007, the Court granted plaintiffs’ motion for class certification.  On June 24, 2008, the Court in the consolidated federal class actions issued a decision dismissing the Company from those actions.  On January 27, 2009, the defendants filed a motion to decertify the class based on new case law in the Third Circuit.   On May 26, 2009, the Company and Morgan Adhesives Company entered into a settlement with the plaintiff class, pursuant to which the Company agreed to pay $1.25 million in return for a full and complete release of all claims in the federal class actions.  The Company agreed to pay this settlement amount to avoid the expense of further litigation.  On June 10, 2009, Judge Vanaskie granted preliminary approval to the settlement.  A hearing on final approval is set for September 2009.  The Company and Morgan Adhesives Company have also been named in three lawsuits filed in the California Superior Court in San Francisco. These three lawsuits, which have been consolidated, seek to represent a class of all California indirect purchasers of labelstock and each alleges a conspiracy to fix prices within the self-adhesive labelstock industry.  Finally, the Company has been named in one lawsuit in Vermont, seeking to represent a class of all Vermont indirect purchasers of labelstock, one lawsuit in Nebraska seeking to represent a class of all Nebraska indirect purchasers of labelstock, one lawsuit in Kansas seeking to represent a class of all Kansas indirect purchasers of labelstock, and one lawsuit in Tennessee, seeking to represent a class of purchasers of labelstock in various jurisdictions, all alleging a conspiracy to fix prices within the self-adhesive labelstock industry.  The Company and Morgan Adhesives Company intend to vigorously defend the state class actions.

Given the ongoing status of the class-action civil lawsuits, the Company is unable to predict the outcome of these matters although the effect could be material to the results of operations and/or cash flows of the period in which the matter is resolved.  The Company is currently not otherwise subject to any pending litigation other than routine litigation arising in the ordinary course of business, none of which is expected to have a material adverse effect on the business, results of operations, financial position, or liquidity of the Company.